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                Prudential Annuities Life Assurance Corporation

June 16, 2008

VIA: EDGAR ELECTRONIC FILING

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Sally Samuels

Re: Prudential Annuities Life Assurance Corporation
Registration Statement on Form S-3
Filed June 4, 2008
File No. 333-136996

Ladies and Gentlemen:

The undersigned registrant Prudential Annuities Life Assurance Corporation hereby requests that the Commission withdraw the above-referenced post-effective amendment #7 to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless the Company receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call Christopher Sprague of Prudential Life Assurance Corporation at 973-802-6997.

Sincerely,

/s/ C. Christopher Sprague
--------------------------
C. Christopher Sprague
Vice President, Corporate
Counsel